Exhibit 99.55

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. TO CONSOLIDATE ITS COMMON SHARES

Newbury Park, CALIFORNIA, April 29, 2022 - Kolibri Global Energy Inc. (the “Company”) (TSX:KEI, OTCQB: KGEIF) announces that it will be consolidating all of the issued and outstanding common shares (the “Shares”) on the basis of one (1) post-consolidation Share for every ten (10) pre-consolidation Shares held (the “Consolidation”).

The Company’s Board of Directors has set May 16, 2022 as the effective date of the Consolidation. Trading of the Shares on a post-Consolidation basis on the Toronto Stock Exchange (the “TSX”) is expected to commence on or about May 19, 2022, subject to the final approval by the TSX. The Company’s name and trading symbol will remain unchanged.

No fractional Shares will be issued under the Consolidation. The number of Shares issuable on the Consolidation shall be rounded either up or down to the nearest whole number of Shares. Each fractional Share remaining after conversion that is less than ½ of a Share will be cancelled and each fractional Share that is at least ½ of a Share will be changed to one whole Share. Shareholders should not destroy any share certificate and should not submit any share certificate for a new share certificate until requested to do so. The exercise price and number of Shares issuable pursuant to all outstanding stock options and warrants will also be adjusted in accordance with the Consolidation ratio.

As of the date hereof, the Company currently has 356,159,098 Shares issued and outstanding. The Consolidation will reduce the number of outstanding Shares to approximately 35,615,909 Shares issued and outstanding.

The Company’s registered Shareholders who hold their Shares in certificated form will receive a letter of transmittal from Computershare Investor Services Inc., the Company’s transfer agent, with information on how to surrender Share certificates representing pre-Consolidation Shares to the transfer agent. The transfer agent will forward to each registered Shareholder who has sent the required documents a new Share certificate representing the number of post-Consolidation Shares to which the registered Shareholder is entitled. If Shareholders hold their Shares in book entry form, they will automatically receive their post-Consolidation Shares and they will not receive, or be required to submit, a letter of transmittal. Shareholders who hold their shares through an intermediary are encouraged to contact their intermediaries if they have any questions.

The Consolidation is intended to make the Company more attractive to potential new investors searching for growing shareholder value. This is another step in the Company’s mission to reach more investors, improve communication and transparency to the Company’s investor community.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener

+1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” as such term is used in the United States, including statements regarding the approval of the Consolidation by the TSX, the effective date of the Consolidation, the date the Shares will commence trading on a post-Consolidation basis, and the effect of the Consolidation on the position of the Company. Forward-looking information and statements are based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that the Company will be successful in obtaining approval for the Consolidation from the TSX, and that the Consolidation will improve the prospects of the Company with regard to raising capital. Forward-looking information and statements are subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information or statements in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, the risk that the Consolidation will not be approved by the TSX, and that the Consolidation will not improve the Company’s ability to raise funds, and including all of the risks related to the Company’s business, financial condition, result of operations and cash flows and those factors detailed from time to time in the Company’s interim and annual financial statements and management’s discussion and analysis of those statements, all of which are filed and available for review on sedar.com. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.